UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER:  001-38601

LIQUIDIA TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

419 Davis Drive, Suite 100

Morrisville, North Carolina 27560

(919) 328-4400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22	☐

          Approximate number of holders of record as of the certification or notice date:  1*

*        On November 18, 2020, pursuant to the terms and conditions of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 29, 2020, by and among Liquidia Technologies, Inc. (the “Company”), RareGen, LLC, a Delaware limited liability company (“RareGen”), Gemini Merger Sub I, Inc., a Delaware corporation (“Liquidia Merger Sub”), Gemini Merger Sub II, LLC, a Delaware limited liability company (“RareGen Merger Sub”), PBM RG Holdings, LLC, a Delaware limited liability company, as Members’ Representative, and Liquidia Corporation, a newly formed Delaware corporation (“Liquidia Corporation”), Liquidia Merger Sub, a wholly owned subsidiary of Liquidia Corporation, merged with and into the Company (the “Liquidia Technologies Merger”), and RareGen Merger Sub, a wholly owned subsidiary of Liquidia Corporation, merged with and into RareGen (the “RareGen Merger” and, together with the Liquidia Technologies Merger, the “Merger Transaction”). Upon consummation of the Merger Transaction, the separate corporate existences of Liquidia Merger Sub and RareGen Merger Sub ceased and the Company and RareGen survive as wholly owned subsidiaries of Liquidia Corporation. Accordingly, as of the date hereof, Liquidia Corporation is the sole holder of record of common stock of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, Liquidia Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 30, 2020	By:	/s/ Neal F. Fowler
Name: Neal F. Fowler
Title: Chief Executive Officer